UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K
                                    --------

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004.

Commission File Number: 0-29031


                              SINOVAC BIOTECH LTD.
                              --------------------
                       (Name of Registrant in its charter)

                               ANTIGUA and BARBUDA
                               -------------------
         (State or other jurisdiction of incorporation or organization)

                               39 Shangdi Xi Road
                            Haidian District, Beijing
                                  China 100085
                            -------------------------
              (Address of principal executive offices and zip code)

                               Tel: 86-10-82890088
                               Fax: 86-10-62966910
                               -------------------
                      (Issuer's telephone and fax numbers)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

          Form 20-F  X          Form 40-F
                   -----                 -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                   No  X
             -----                -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ------



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INDEX
-----

Item
----

1.   Acquisition of Additional Percentage of Sinovac Biotech Co., Ltd.
2.   Other Material Events
3.   Share Purchase Agreement - Exhibit 10.1
4.   Press Release dated November 22, 2004 - Exhibit 99.1
5.   Press Release dated November 25, 2004 - Exhibit 99.2
6.   Press Release dated November 26, 2004 - Exhibit 99.3


Item 1.  Acquisition of Additional Percentage of Sinovac Biotech Co., Ltd.
--------------------------------------------------------------------------

On November 30, 2004, Sinovac Biotech Ltd. (the "Company") entered into a share purchase agreement (the "Share Purchase Agreement") with China Bioway Biotech Group Co., Ltd. ("Bioway"), Beijing Keding Co., Ltd. ("Keding") and Shenzhen Bio-Port Co., Ltd. ("Shenzhen") to acquire 13,000,000 (9.73%) of the issued and outstanding shares of Sinovac Biotech Co., Ltd. ("Sinovac (Beijing)"), the majority owned subsidiary of the Company, owned by Bioway, 3,890,000 (2.91%) of the issued and outstanding shares of Sinovac (Beijing) owned by Keding and 10,580,000 (7.92%) of the issued and outstanding shares of Sinovac (Beijing) owned by Shenzhen in exchange for US$1,570,000 in cash to Bioway, US$470,000 in cash to Keding and US$1,270,000 to Shenzhen. The closing date is set for December 30, 2004 (the "Closing Date"), or on such earlier or later Closing Date as may be agreed to in advance and in writing by each of the parties to the Share Purchase Agreement. If the Closing Date has not occurred by January 30, 2005, subject to an extension as may be mutually agreed to by the parties for a maximum of 14 days per extension, then the parties shall each have the option to terminate the Share Purchase Agreement by delivery of written notice to the other parties. The Company's Board of Directors approved the entering into the Share Purchase Agreement to acquire the additional 20.56% of the issued and outstanding shares of Sinovac (Beijing) on November 30, 2004.

A copy of the Share Purchase Agreement is attached hereto as Exhibit 10.1.

Item 2.  Other Material Events and Regulation FD Disclosure
-----------------------------------------------------------

This current report contains forward-looking statements regarding future events and future performance of the Company, including statements with respect to consummation of a proposed transaction and commercialization of products, all of which involve risks and uncertainties that could materially affect actual results. Such statements are based on Management's current expectations and actual results could differ materially. Investors should refer to documents that the Company files from time to time with the Securities and Exchange Commission for a description of certain factors that could cause the actual results to vary from current expectations and the forward-looking statements contained in the report. Such filing includes, without limitation, the Company's Form 20-F and Form 6-K reports.

Item 3.  Share Purchase Agreement - Exhibit 10.1
------------------------------------------------

Item 4.  Press Release dated November 22, 2004 - 99.1
-----------------------------------------------------

Item 5.  Press Release dated November 25, 2004 - 99.2
-----------------------------------------------------

Item 6.  Press Release dated November 26, 2004 - 99.3
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                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                SINOVAC BIOTECH LTD.
                                                --------------------


Date:  December 3, 2004                         By:      /s/ Weidong Yin
                                                    ----------------------------
                                                    Weidong Yin, President, CEO
                                                    and a Director